

October 19, 2010

Nicholas S. Schorsch
Chief Executive Officer and Chairman
American Realty Capital Healthcare Trust, Inc.
405 Park Avenue
New York, NY 10022

> **Re:** **American Realty Capital Healthcare Trust, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed October 1, 2010**
> **File No. 333-169075**

Dear Mr. Schorsch:

We have reviewed Amendment No. 1 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 4 of our letter dated September 23, 2010, and your reliance on the relief granted in prior SEC Division of Corporation Finance no-action letters. Please note that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We are not taking a position on the conclusions described in your response and urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.

2.   We note your response to comment 5 of our letter dated September 23, 2010. Please note
that you are responsible for analyzing the applicability of Regulation M to your share
repurchase program. We are not taking a position on the conclusions described in your
response and urge you to consider all the elements of your share repurchase program in
determining whether the program is consistent with class relief granted in the prior class
exemptive letter granted Alston & Bird LLP dated October 22, 2007.

Prospectus Summary, page 1

3.   We note your use of acronyms in the forepart of the prospectus. Please avoid the use of
acronyms in this section. See Rule 421(b) of Regulation C.

4.   We note your response to comment 8 of our letter dated September 23, 2010; however,
the summary continues to be 23 pages long. As a result, we reissue our comment. Please
revise to limit the disclosure in the summary to concise descriptions rather than the
detailed disclosure found elsewhere in the prospectus. Without limitation, we note the
lengthy descriptions of prior programs as well as the experience of your sponsor and your
investment team.

5.   We note your response to comment 9 of our letter dated September 23, 2010. We note
that the case that you cited in response to our comment appears to relate to a
confidentiality clause rather than an underwriting agreement. We further note your
disclosure on the cover that you are offering your shares on a "reasonable best efforts"
basis and that "reasonable best efforts" means that your dealer manager is not obligated
to purchase a specific number or dollar amount of shares. We continue to believe that
you should revise your disclosure in this section to clarify how a "reasonable best efforts"
offering differs from a best efforts offering.

6.   We note your response to comment 11 of our letter dated September 23, 2010. We
continue to believe that you should more specifically describe in the back of the
prospectus, as appropriate, Mr. Schorsch's over 25 years of experience in the structuring
and financial management of commercial real estate investments. Based on your revised
disclosure, it appears that Mr. Schorsch's experience in commercial real estate
investments began in 1995. Please advise or revise.

What are the fees that you will pay to the advisor…?, page 11

7.   We note your response to comment 16 of our letter dated September 23, 2010. In
response to our comment, you state that you will reimburse your advisor for the salaries
of your named executive officers. Please tell us what consideration you have given to
providing the disclosure required by Item 402 of Regulation S-K regarding compensation
of your named executive officers. Please refer to Item 402(a), which requires disclosure
of compensation paid "by any person for all services rendered in all capacities to the

registrant." Please revise your disclosure in this section and on page 82 to clearly state that you will reimburse your advisor for the salaries paid to your named executive officers.

Risk Factors, page 24

We may be unable to pay or maintain distributions …, page 27

8.   We note that you have revised this risk factor. Please revise to remove the mitigating language. Please revise your risk factor to discuss only the risk presented. You may discuss mitigating factors elsewhere in the prospectus. Additionally, please clarify that you may also borrow funds and sell assets to pay distributions in this risk factor.

Market Overview, page 61

9.   We note your response to comment 19 of our letter dated September 23, 2010. We will continue to monitor your filing in this regard. Please ensure that you use the most recent information available. For example, we note that your current disclosure refers to the Marcus and Millichap 2009 Report and the Marcus and Millichap 2010 Report. Please advise why you use both reports or revise to provide disclosure based on the 2010 report.

Management, page 64

Dealer Manager, page 76

10.   In your disclosure regarding Mr. Jafarnia, you state that he has "more than 15 years of experience both as an attorney and as a compliance professional, including 10 years of related industry experience in financial services." Please revise to specify his experience over the last 15 years or remove this statement.

Prior Performance Summary, page 115

11.   We note your response to comment 24 of our letter dated September 23, 2010. In response to our comment, you have provided some of the disclosure required by Item 8.A.1 of Industry Guide 5, but you have not provided all of the disclosure required by this item. For example, please disclose the other sixteen states for your public program and the seven states for your non-public programs where your properties are located and the percentage of your properties located in each state. Additionally, for your public program, please provide a breakdown of the remaining 49.9% of retail properties. Additionally, for the public and non-public programs, please disclose the percentage (based on purchase price) of new, used or construction properties. Further, please note that the aggregated disclosure should address all prior public and non-public programs of

the sponsor. Please provide all of the disclosure required by Item 8.A.1 of Industry Guide 5.

12.   We note your response to comment 25 of our letter dated September 23, 2010. In response to our comment, you state that there have been no major adverse business developments or conditions experienced by any program or non-program property that would be material to investors. Please note that the comment issued relates to programs in their entirety and not to individual properties. Additionally, we note that you provided disclosure regarding adverse business developments and conditions related to American Financial Realty Trust in the Form S-11 filed by American Realty Capital New York Recovery REIT, Inc. We therefore reissue our comment. Please provide a discussion of any major adverse business developments or conditions experienced by any prior program in accordance with Item 8.A.2 of Industry Guide 5 or advise.

13.   We note your response to comment 26 of our letter dated September 23, 2010. We reissue our comment. Please provide all of the disclosure required by Item 8.A.4 of Industry Guide 5. This disclosure should include the number of properties purchased, the type of property, the location of the property, and the method of financing. This disclosure should be provided regarding acquisitions made by programs in the last three years.

Description of Securities, page 144

Restrictions on Ownership and Transfer, page 146

14.   We note your response to comment 28 of our letter dated September 23, 2010. Please revise your disclosure to provide the information contained in your response to our comment or otherwise clarify what you mean by immediate written notice on page 147.

Exhibits

15.   We note your response to comment 37 of our letter dated September 23, 2010. Please note, when you submit draft legal and tax opinions, these opinions should be submitted with your correspondence on EDGAR.

16.   We note your response to comment 38 of our letter dated September 23, 2010. Please note that incomplete exhibits may not be incorporated by reference. Please refer to Instruction 1 to Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at (202)551-3439 or Kevin Woody, Accounting Branch Chief at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Peter M. Fass, Esq. (*via facsimile*)